Exhibit 99.1

FOR IMMEDIATE RELEASE	Thursday, February 7, 2013

CELESTICA ANNOUNCES

2013 ANNUAL GENERAL SHAREHOLDERS’ MEETING

TORONTO, Ontario - Celestica Inc. (NYSE, TSX: CLS), a global leader in the delivery of end-to-end product lifecycle solutions, today announced that its Annual General Shareholders’ Meeting will be held on Tuesday, April 23, 2013 at 9:00 a.m. Eastern at the TMX Broadcast Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario.

Celestica also announced that it has set Friday, March 8, 2013 as the record date for determining shareholders of the company who are entitled to receive notice of, and to vote at, the meeting. Shareholders should expect to receive the company’s proxy statement and related materials in late March.

About Celestica

Celestica is dedicated to delivering end-to-end product lifecycle solutions to drive our customers’ success. Through our simplified global operations network and information technology platform, we are solid partners who deliver informed, flexible solutions that enable our customers to succeed in the markets they serve. Committed to providing a truly differentiated customer experience, our agile and adaptive employees share a proud history of demonstrated expertise and creativity that provides our customers with the ability to overcome any challenge.

Contacts:

Celestica Global Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com